Review and Approval of Fidelity Bond.  The next order of business was the review and approval of the fidelity bond and premium.  Ms. Strasser explained that the Trust is required to have a certain amount of coverage pursuant to Rule 17g-1 under the Act.  After discussion of the proposal and upon motion duly made and seconded, the following resolutions were unanimously adopted:

WHEREAS, the Trustees of Nagle Funds, including a majority of the

Trustees who are not “interested persons” as that term in defined in the

Investment Company Act of 1940, as amended, have reviewed the form and coverage of Federal Insurance company Policy No. 70428664 as amended to the date of this meeting (the “Fidelity Bond”); and

WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the Investment

Company Act of 1940; and

WHEREAS, the custody and safekeeping of Nagle Funds; securities are exclusively the obligation of U.S. Bank as Custodian for Nagle Funds;

and

WHEREAS, no employee of Nagle Funds or employee of the Adviser has access to Nagle Funds’ portfolio securities;

IT IS THEREFORE RESOLVED, that the amount, type, form and

coverage of the Fidelity Bond as described above are reasonable and the

Fidelity Bond is approved; and

FURTHER RESOLVED, that the President of Nagle Funds is designated as the person who shall make the filings and give the notices required by

Paragraph (h) of Rule 17g-1.

CHUBB

FEDERAL INSURANCE COMPANY

Endorsement No.: 1 BOND

Bond Number: 70428664

NAME OF ASSURED: NAGLE TOTAL MARKET PLUS FUND

RENEWAL ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By deleting ITEM 1. of the DECLARATIONS in its entirety and substituting the following:

   "**ITEM 1.** BOND PERIOD: from 12:01 A.M. on January 19, 2008 to 12:01 A.M. on January 19, 2009"

2. By deleting ITEM 2. of the DECLARATIONS and substituting the following:

   "**ITEM 2.** LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

   If "Not Covered" is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$125,000	$ 5,000
2.	On Premises	$125,000	$ 5,000
3.	In Transit	$125,000	$ 5,000
4.	Forgery or Alteration	$125,000	$ 5,000
5.	Extended Forgery	$125,000	$ 5,000
6.	Counterfeit Money	$125,000	$ 5,000
7.	Threats to Person	$125,000	$ 5,000
8.	Computer System	$125,000	$ 5,000
9.	Voice Initiated Funds Transfer Instruction	$125,000	$ 5,000
10.	Uncollectible Items of Deposit	$125,000	$ 5,000
11.	Audit Expense	$125,000	$ 5,000

ICAP Bond
Form 17-02-6040 (Ed. 9-04)

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3. By deleting ITEM 3. of the DECLARATIONS in its entirety and substituting the following:

"**ITEM 3.** THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: As Expiring

4. It is further agreed that the COMPANY, in consideration of payment of the required premium by the ASSURED, agrees with the ASSURED that the expiring BOND PERIOD is renewed for the BOND PERIOD stated above. This Renewal Endorsement together with the DECLARATIONS, contract, and Endorsements of the expiring Bond comprise this Bond. The COMPANY only issued to the ASSURED those Bond documents containing changes from the ASSURED'S previous BOND PERIOD coverages and any new or additional coverages or Bond provisions.

This Endorsement applies to loss discovered after 12:01 a.m. on January 19, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 1, 2007

By Robert Hamburger
Authorized Representative

ICAP Bond
Form 17-02-6040 (Ed. 9-04)

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